Exhibit 99.2

FOR IMMEDIATE RELEASE	March 13, 2012

Micromem Technologies Inc. Meets Client Milestone with Prototype Delivery

“Micromem delivers Proof of Concept to International Oil Company”

Toronto, New York, March 13, 2012: Micromem Technologies Inc. (the “Company”) (CNSX: MRM, OTCBB: MMTIF) through its wholly owned subsidiary, Micromem Applied Sensor Technologies Inc., has successfully met a contractual milestone with its international oil company client with the demonstration of its fully functional, Proof of Concept nanoparticle detection system. This milestone triggers a payment pursuant to a previously announced development agreement.

The laboratory demonstration focused on the ability of Micromem’s patented technology to both effectively capture and hold 4-20 nm nanoparticles in a liquid stream and subsequently release the particles in real time to a measurement platform. The Company developed a patented flow through detection system capable of detecting particles at 1 part per billion and involves measurement of less than 40 nanograms of magnetic nanoparticles. The final production quality product is anticipated for delivery to the client late in Q2 or early in Q3. This will complete the initial contract.

In addition to the above noted application, this product development and the associated intellectual property has positioned Micromem to go forward and market its technology in the rapidly expanding fields of biomedical detection and environmental trace particle monitoring.

To view an image of the Company's technology detecting particles at 1ppbM, visit http://files.newswire.ca/651/MicromemMarch.pdf.

About Micromem and MASTInc

MASTInc is a wholly owned U.S.-based subsidiary of Micromem Technologies Inc., a publicly traded (OTC BB: MMTIF, CNSX: MRM) company. MASTInc responsibly analyzes the specific industry sectors to create intelligent game-changing applications that address unmet market needs. By leveraging its expertise and experience with sophisticated magnetic sensor applications, MASTInc successfully powers the development and implementation of innovative solutions for healthcare/biomedical, natural resource exploration, government, information technology, manufacturing, and other industries. Visit www.micromeminc.com www.mastinc.com.

Safe Harbor Statement

This press release contains forward-looking statements. Such forward-looking statements are subject to a number of risks, assumptions and uncertainties that could cause the Company’s actual results to differ materially from those projected in such forward-looking statements. In particular, factors that could cause actual results to differ materially from those in forward looking statements include: our inability to obtain additional financing on acceptable terms; risk that our products and services will not gain widespread market acceptance; continued consumer adoption of digital technology; inability to compete with others who provide comparable products; the failure of our technology; the infringement of our technology with proprietary rights of third parties; inability to respond to consumer and technological demands; inability to replace significant customers; seasonal nature of our business; and other risks detailed in our filings with the Securities and Exchange Commission. Forward-looking statements speak only as of the date made and are not guarantees of future performance. We undertake no obligation to publicly update or revise any forward-looking statements. When used in this document, the words “believe,” “expect,” “anticipate,” “estimate,” “project,” “plan,” “should,” “intend,” “may,” “will,” “would,” “potential,” and similar expressions may be used to identify forward-looking statements.

The CNSX or any other securities regulatory authority has not reviewed and does not accept responsibility for the adequacy or accuracy of this press release that has been prepared by management.

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Listing: NASD OTC-Bulletin Board - Symbol: MMTIF
               CNSX - Symbol: MRM

Shares issued: 119,915,000
SEC File No: 0-26005
Investor Contact: Jason Baun; Chief Information Officer; Tel. 416-364-2023